Exhibit 99.1

Sinovac Announces Favorable Reduction in Value Added Tax Rate

BEIJING, June 25, 2014 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, today announced that the value added tax (or "VAT") rate applied to the sales of Sinovac's vaccine products will be reduced to 3% from the current rate of 6%, according to a joint notice on reducing and unifying the value added tax (VAT) rate published by the Ministry of Finance of China and State Administration of Taxation of China. The notification will become effective July 1, 2014.

Mr. Weidong Yin, Sinovac's CEO and President commented, "The notification is favorable news for Sinovac. We expect this new policy will beneficially impact our future financial results including total sales and net income as sales revenue is recognized as the invoiced value of products sold minus VAT."

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps, as well as animal rabies vaccine for canines. The Company filed a new drug application for enterovirus 71 (against hand, foot and mouth disease) with China Food & Drug Administration. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program. Sinovac is developing a number of new pipeline vaccines including vaccines for pneumococcal polysaccharides, pneumococcal conjugate, varicella, and sIPV. Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines. Sinovac has also been granted a license to commercialize seasonal flu vaccine in Mexico and hepatitis A vaccine in Chile.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact

Sinovac Biotech Ltd.
Helen Yang / Chris Lee
Tel: +86-10-8279-9659 / 9696
Fax: +86-10-6296-6910
Email: ir@sinovac.com

ICR Inc.
Mr. Bill Zima
U.S: 1-203-682-8233
Email: william.zima@icrinc.com